Exhibit 99.1

INATA GOLD PROJECT UPDATE

Toronto, Ontario – (September 13, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to provide an update on the following aspects of its flagship Inata Gold Project, located in Burkina Faso, West Africa:

¥	Macquarie Bank appointed as exclusive arranger for senior debt facility of US$50M
¥	Feasibility Study due for completion in Fall 2007
¥	Brock’s Creek processing plant dismantled and ready for shipping
¥	Optimal block model and reserve estimate complete for Feasibility Study
¥	Initial grade control drilling at Inata North – Stage 1 pit has been completed in preparation for mining
¥	Construction of access road and accommodation village planned for Q4, 2007
¥	Recruitment of key personnel on-going with recent appointment of General Manager Operations
¥	Exploration drilling completed at large artisanal site immediately west of Inata Central and at Minfo East
¥	Exploration drilling to commence along 15km of the Souma Trend targeting additional mill-feed

Processing Plant for Inata Gold Project

The dismantling of the 2.25 MTPA Brock’s Creek Processing Plant, Goldbelt’s 100% owned processing facility in the Northern Territory in Australia, has been moving according to schedule with the majority of the large items already dismantled and awaiting packing.  The 13’x 16’ ball and 20’x 11’ SAG mills along with the crusher have been dismantled and will undergo refurbishment in South Africa before being shipped to Burkina Faso. The Company was pleased to receive preliminary inspection reports of the components indicating that only minor refurbishment will be necessary, saving the Company both time and money.

Resources and reserves

A new resource estimation of 1,396,930 ounces of Measured and Indicated Resources at Inata (5.2 MT @ 2.3 g/t gold for 378,480 ounces of Measured Resources and 19.8 MT @ 1.6 g/t gold for 1,018,450 ounces of Indicated Resources) and an additional 297,910 ounces of Inferred Resources (7.1 MT @ 1.3 g/t gold) was announced on July 10, 2007, This new estimate, calculated by Multiple Indicator Kriging (MIK) using a 0.5 g/t gold cut-off grade, represents a 16% increase in both tonnage and contained gold of Measured and Indicated Resources from the previous estimate completed in March 2007, and over 60% in total tonnage and over 47% contained gold to the Measured and Indicated resources since completing the Prefeasibility Study in October 2006.

This new estimate included results from 6,582m of drilling at Inata which targeted inferred resources within an optimal pit shell and footwall lodes in an effort to maximize resource to reserve conversion in the final pit design for the Feasibility Study.

The first phase of grade control drilling has been completed to approximately 30m below surface at the Inata North Stage 1 pit. Once the results are available, they will be incorporated into an updated resource estimate, along with additional drilling that is expected to extend shallow oxide resources to the east of the current Minfo pit.

An NI 43-101 compliant Reserve estimation for the Inata Project was conducted by Independent Mining Consultants, Orelogy, of Perth, Australia. Mineable Reserves grew by 45% from 633,000 ounces in the Prefeasibility study to 921,000 ounces for the final Feasibility study. The Feasibility Study is expected to demonstrate a robust gold project with a milling capacity greater than 2.0 MTPA, with higher grade ore processed in the early years of production.

Feasibility Study

Goldbelt’s Feasibility Study is being managed by GBM Mec Ltd. and is expected to be complete in fall 2007.

Detailed surveying of the resource area, waste dump areas, tailings facility and plant site has been completed despite the heavy rains that occur in the Inata area from June to October. Goldbelt is overseeing surveying of the Gomde dam site where approximately 50-60M3 of water will collect and be used principally for the Inata processing plant and for dust suppression.

An exploration drilling program for water was postponed in July due to heavy rains but will resume in September at two sites close to the Inata plant site. There are early indications that near-surface water reserves at these two sites could be used as a supplementary water source for early-stage construction activities and mine village consumption.

Surveying continues along the pipeline from the dam to the processing facility, the access roads and other mine infrastructure.

Goldbelt has undertaken systematic metallurgical testwork to provide additional data to support the high recoveries already recorded from the oxide ores, which will be the predominant mill-feed during the life of the mine. Ten oxide composite samples, seven transitional and two fresh samples have been collected from recent infill drilling at Inata North, Inata Central and Sayouba to complement the database of recoveries from samples collected from Inata North, Central and South. The new samples will be subjected to cyanide leach tests. Several other samples of waste rock have been collected from near-surface oxide drilling samples from Inata North Stage 1 pit area for both geochemical and geotechnical analysis to determine its suitability as tailings dam construction material.

SOCREGE, an environmental consultancy group in Burkina Faso, who completed the Environmental Impact Assessment study for the Prefeasibility study, are updating and finalizing the study for the Feasibility Study. Since completion of the prefeasibility, many factors of the project have grown in scale. The large increase in the project’s reserves coupled with the optimal milling capacity of 2.25 MTPA has resulted in some changes in the design parameters for the tailings management facility and waste dumps. The impact of selecting the more suitable Gomde site for the dam location is currently being investigated by SOCREGE – most of the geotechnical information and design work for the dam construction has been completed.

Construction

Following approval of the Feasibility Study, and the successful establishment of project finance, Goldbelt intends to award an Engineer Procurement Construction Management (“EPCM”) contract for the construction of the plant and all associated mine infrastructure. Tenders will be invited and adjudicated during September and October, with the intention of initial mobilization at the beginning of November.

The EPCM contract will cover all construction of plant, tailings dam, Gomde dam, mine offices, facilities and camp.

Recruitment

Goldbelt has appointed a General Manager Operations to manage the finalization of the Feasibility Study and negotiations for the EPCM contract, and subsequently to manage the overall project implementation. Other key staff will be recruited during 4th quarter 2007, pending approval of the Feasibility Study.

Exploration drilling

41 holes for 3,245m of reverse circulation (RC) drilling were completed at Inata in June in the following areas:

1)	6 holes for 404m were drilled to intercept shallow oxide mineralization at the northern extent of Inata North
2)	15 holes for 2,027m were drilled some 300m to the west of the Inata Central mineralization. This drilling is testing 500m of strike length of artisanal workings
3)	An additional 20 holes for 814m of shallow drilling have been completed on the eastern side of Minfo to upgrade the current oxide resources in this area

The results will not be available in time to be included in the Feasibility Study but new results and future resource estimates will be announced when they become available.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Collin Ellison”
Collin Ellison, President and CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.